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                                                                    Exhibit 99.1

         UNIFAB INTERNATIONAL, INC. ANNOUNCES GOING PRIVATE TRANSACTION

New Iberia, LA - (Market Wire) - October 6, 2004 -- UNIFAB International, Inc. (UNIFAB)(OTC: UFAB.PK) announced today that Midland Fabricators and Process Systems, LLC, the owner of 90.1% of the outstanding shares of UNIFAB's common stock, intends to take UNIFAB private in pursuant to the Louisiana a transaction referred to as a "short form merger laws." Since the Louisiana statute permits the holder of a 90% interest in a Louisiana corporation to use this type of merger to cash out other shareholders, The transaction requires no action on the part of UNIFAB's board of directors or shareholders, since Louisiana law permits the holder of a 90% interest in a Louisiana corporation to use this type of merger to cash out other shareholders. Midland will pay $.20 per share to all other UNIFAB shareholders of UNIFAB. As part of the merger transaction, shareholders will be granted "dissenters rights." Shareholders who are not willing to accept this merger price will have the right to exercise their dissenters rights from the merger by following Louisiana law, which requires that they follow certain procedures to be followed, including the filing of a suit to recover the dissenter's determination of their shares' fair cash value of their shares in the district court of Iberia Parish, Louisiana.

William A. Hines, the chief executive officer of Midland, stated, "Now that UNIFAB stock is thinly traded on the over-the-counter market, we believe the costs of being a public entity outweigh the benefits, particularly considering the enhanced costs associated with compliance with the Sarbanes-Oxley Act. After a long period of losses, we believe that taking UNIFAB private is a necessary course"

Midland has filed a Schedule 13E-3 with the Securities and Exchange Commission describing the terms of the proposed transaction. UNIFAB expects Midland to mail a copy of the Schedule 13E-3 to all UNIFAB shareholders in the coming weeks and to consummate the merger twenty days after the Schedule is mailed.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems and refurbishes and retrofits existing jackets and decks.

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